Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report (CMR) of General Motors Company is for calendar year 2023 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (SEC Rule). The SEC Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The SEC Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of said products. The SEC Rule defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (3TG), and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (Covered Countries).

In this CMR, references to General Motors, GM, our, us, or we refer to General Motors Company.
I.    Company and Supply Chain Overview
We, through our direct and indirect subsidiaries, design, build, and sell trucks, crossovers, cars, and automobile parts worldwide. Our supply chain is a broad and complex global network of tiered suppliers that directly or indirectly supply raw materials, components, and services to our global facilities.

With respect to the 3TG in our products, generally there are multiple tiers of supplier manufacturers between the smelters or refiners (SORs) that process 3TG and the first-tier suppliers that deliver parts to us. In 2023, we did not directly source 3TG from any SOR. Accordingly, we rely on the suppliers with whom we have direct contracts to provide information on the origin of, and the facilities used to process, the 3TG contained in the components and materials supplied to us.
II.    Reasonable Country of Origin Inquiry

For our reasonable country of origin inquiry (RCOI), we rely on our tiered suppliers’ engagement as a critical piece in our RCOI process. We developed a targeted list of our first-tier suppliers of original equipment and aftermarket parts that we believe provide products that may contain 3TG which are necessary to the functionality or production of our product portfolio. We identified these suppliers based on information in the International Material Data System (IMDS) and from information previously provided by suppliers regarding conflict minerals.

We then used the Conflict Minerals Reporting Template (CMRT), a standardized industry reporting template developed by the Responsible Minerals Initiative (RMI), to obtain information from these suppliers regarding the facilities used to process the necessary 3TG and the country of origin of such minerals. To obtain relevant information for GM’s products, we requested that our direct suppliers cascade these CMRT reporting requirements down through their supply chains to the metal/mineral processors. Given the broad and complex supply chain we have, some suppliers were only able to report at a company-wide level, rather than at a product or user defined level, and therefore, we were unable to obtain sufficient information to determine whether the identified SORs are actually in our supply chain.

For the 2023 calendar year, we received completed CMRTs from 97% of the 2,454 supplier locations that we believe supply components that contain 3TG to GM. The CMRT responses identified 5 SORs that have sourced or are sourcing from a Covered Country, although we were unable to determine whether any of these 5 SORs provided 3TG for parts and components supplied to us. Of these 5 SORs, 3 were conformant to the Responsible Minerals Assurance Process (RMAP) as of March 1, 2023. Of the remaining 2 SORs, one is in process of RMAP assessment for conformance and GM is conducting enhanced due diligence and evaluation remediation regarding the other identified SOR.

Based on the aforementioned, a reasonable country of origin inquiry and due diligence process was performed on the source and chain of custody of 3TG contained in the components and material supplied to us. We have reason to believe that certain of the 3TG in our products may have originated in a Covered Country and may not have all come from recycled or scrap sources. Therefore, we undertook due diligence measures on the source and chain of custody related to the conflict minerals in our supply chain.
III.     Design of Due Diligence Process

To obtain information regarding the source and chain of custody of 3TG, we conducted due diligence through our direct suppliers based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) published by the Organisation for Economic Co-operation and Development (OECD). The OECD Guidance provides an internationally recognized framework for conflict minerals due diligence.

IV.    Due Diligence Measures Performed

Step 1.    Establish Strong Company Management Systems

1. Company Conflict Minerals Policy

GM’s policies and practices, including its Conflict Minerals Policy, reflect our commitment to responsible sourcing strategies that mitigate negative social and environmental impacts. Through our Supplier Code of Conduct, we expect similar commitments and efforts from our suppliers to source responsibly within their supply chains, including sourcing 3TG. Our Conflict Minerals Policy can be found at https://investor.gm.com/governanceandsustainability. We also communicate this policy to our suppliers through our supplier portal.

Commitment to Sourcing Responsibly

General Motors is committed to upholding human rights across our network of suppliers that support our global operations. Part of that commitment is found in our Supplier Code of Conduct and our Human Rights Policy. GM understands that long-term success starts with a company’s value system and a principled approach to doing business. These documents communicate how we define, approach, govern, and support universal human rights and the dignity of people throughout our operations, the communities in which we operate, and our global supply chain. GM is also a signatory to the UN Global Compact and a member of RMI.

2. Internal Management Team

GM employs compliance group within our Global Purchasing and Supply Chain function that is responsible for, among other things, overseeing and enhancing our sustainability and compliance efforts, including conflict minerals, supplier awareness programs, trade restrictions, and similar efforts. By consolidating these efforts under the guidance of a single director, we seek to implement our sustainability policies and achieve our goals.

Within this compliance-focused group, we have a team to lead our conflict minerals compliance program. To support this team, we organized a Conflict Minerals Compliance Committee, composed of representatives from the following functional areas: Global Purchasing and Supply Chain, Legal, Finance, Sustainability, SEC Reporting, and GM Audit Services. The Conflict Minerals Compliance Committee provides cross functional expertise for our conflict minerals compliance program. We also have a Conflict Minerals Review Committee composed of management in Global Purchasing and Supply Chain, Legal, Sustainability, and Public Policy. The Review Committee exercises oversight over the conflict minerals compliance program.

3. System of Supply Chain Controls and Transparency

We rely on our first-tier suppliers to solicit information from the suppliers lower in our supply chain regarding the facilities that process the necessary 3TG, including the country of origin of such minerals, and to provide that information in their responses to our request for conflict minerals information. We review our first-tier suppliers’ responses for completeness and consistency and work with them to improve the accuracy of the information we receive, if necessary.

4. Supplier Engagement

We engage with our suppliers to assist them in building their capabilities to improve their chain of custody declarations and increase the transparency of 3TG in our global supply chain. We communicate our conflict minerals reporting requirements to suppliers through various mechanisms, and we have also established a direct email address (conflictminerals@gm.com) to provide our suppliers a streamlined path of communication relating to conflict minerals. We make conflict minerals reference documents available through our supplier portal. Some of the documents we have created and provide are frequently asked questions, CMRT completion instructions, and leadership messages related to conflict minerals.

5. Grievance Mechanism

We maintain procedures for reporting potential safety concerns, potential misconduct, and concerns about potential ethical violations, including concerns regarding conflict minerals. One of those methods is the “Awareline,” which allows employees, suppliers, and others to report concerns about us, our management, supervisors, employees, or agents. Reports can be made to the Awareline in over a dozen different languages 24 hours per day, 7 days per week by phone, Internet, or email. Individuals filing reports on the Awareline may remain anonymous as permitted by law. Information about the Awareline is found at: awareline.com.

Step 2.     Identify and Assess Risk in the Supply Chain

We analyzed our suppliers’ CMRT responses for completeness and consistency. In addition to identifying all the SORs of 3TG in their supply chains, we required our suppliers to identify the country where the minerals were mined (the country of origin). Although we requested that our suppliers include this information in their responses, not all suppliers provided responses with country of origin information. We continue to educate our suppliers on the importance of determining the mine or location of origin with the greatest possible specificity.

Through our membership in RMI (ID #GMOT), we obtained a list of SORs who are in conformance with the RMAP as well as some of their country of origin sourcing information as noted above.  The RMAP uses an independent third-party assessment of the management systems and sourcing practices of the SORs to validate conformance with RMAP standards.

We used the RMI smelter and refiner conformant list internally to analyze the SOR lists provided to us from our suppliers’ CMRT submissions. We also utilized RMI member resources to identify those high risk SORs that were listed in our suppliers’ CMRTs as sourcing from the Covered Countries and not listed as conformant to RMAP.

Our team provided individual smelter analysis to specific suppliers that identified SORs in their CMRTs that are not yet in the RMAP. This analysis also identified entities that did not meet the definition of an eligible SOR. By providing the smelter analyses to our suppliers, we are empowering our suppliers to inform their supply chains of the identity of non-RMAP-conformant SORs. We requested our suppliers to send letters encouraging SORs to join the RMAP. We also requested our suppliers improve the accuracy of their smelter lists by eliminating the SORs that are no longer in operation and removing those entities that did not meet the definition of eligible SORs.

Step 3.    Design and Implement a Strategy to Respond to Identified Risk

As previously described, we review each supplier CMRT response to (i) provide feedback to our suppliers and (ii) identify risks in our supply chain related to the use of 3TG. Some key factors in our CMRT analysis were supplier sub-tier response rates, the percentage of non-conformant SORs listed in each supplier’s smelter list, IMDS inconsistency (i.e., when the supplier’s 3TG declaration does not match the IMDS records), and SOR sourcing information.

We also have established a formal escalation process for resolving concerns regarding the use of 3TG in our supply chain. Specifically, when our conflict minerals team identifies defects, inconsistencies, or other problems in a supplier’s CMRT response (including a failure to respond), we first attempt to work directly with the supplier to resolve the issue. If our conflict minerals team does not receive an acceptable response from the supplier, the issue is escalated to the appropriate leadership and eventually to the Conflict Minerals Executive Steering Committee. If necessary, we may preclude a supplier from receiving future business if the concern is not resolved.

The SOR outreach and certification process are also important risk mitigation components of our conflict minerals program. To increase the number of RMAP-conformant SORs, specifically during the 2023 reporting year, GM conducted outreach to 42 eligible 3TG SORs by sending letters to encourage them to join the RMAP. We also encourage our tier 1 suppliers to send outreach letters to the SORs in their smelter lists who are not determined to be RMAP conformant by RMI.

The results of our monitoring and outreach efforts are reported to the Conflict Minerals Executive Steering Committee at regular, periodic meetings and tracked against the prior year’s results.

Step 4.     Carry Out Independent Third-Party Audit of Supply Chain Due Diligence

Since we do not source directly from SORs, we rely on information from industry involvement and information available through our membership in RMI. We actively support industry-wide initiatives to improve both reporting and knowledge regarding the SORs supplying 3TG for our products. One key initiative that we supported financially is RMI’s Audit Fund for RMAP participating Smelters and Refiners. The Audit Fund is designed to encourage RMAP-eligible smelters and refiners to undergo an independent third-party responsible sourcing assessment. The Audit Fund offers SORs an incentive for participating in the RMAP by fully paying for the costs of their initial audit and supporting needs-based re-assessments.

Step 5.    Report on Supply Chain Due Diligence

We file the Specialized Disclosure Form (Form SD), including the Conflict Minerals Report, annually with the SEC as directed by the Dodd-Frank Act. Our Form SD and CMR are available on our website at investor.gm.com/sec-filings.

V.    Steps We Have Taken or Will Take to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Improving Due Diligence

We are continuing to work with our suppliers to gather more information through the supply chain. Through emails, webinars, and our Conflict Minerals Policy, we are encouraging our suppliers to work with their supply chains to source responsibly, including utilizing conformant SORs.

We will continue to work with the Automotive Industry Action Group (AIAG) to further educate suppliers and utilize common methods to determine the origin of 3TG in our products. Through this group, we will continue to develop and participate in AIAG training and other 3TG initiatives. We also actively participate in the AIAG Smelter Engagement Team (SET) and the RMI SET to prioritize and conduct outreach and visits to SORs.

As a member company of RMI, we are further developing a reliable SOR list by assisting RMI in identifying eligible SORs through our participation in RMI’s smelter/refiner disposition team. In addition, through our active participation in the RMI and AIAG SET, we are sending letters to SORs and holding virtual meetings with them to engage or continue their RMAP participation. We believe that increasing the participation of SORs in this program will not only expand the availability of conflict-free 3TG but will also enhance the ability of our supply base to reliably source 3TG from SORs with a proven track record of operating in an ethical and responsible manner.
VI.    Product Determination

Based on the results of our RCOI and due diligence, the complexity of our supply chain, and the inherent imprecision of reporting information through our supply chain, we cannot confirm whether the 3TG reported to us by our suppliers, some of which may have been sourced from a Covered Country, are in our products. However, we have not identified any instances where 3TG in our products are directly or indirectly financing or benefiting armed groups in the Covered Countries.
VII.    Smelters or Refiners

The SORs in our supply chain are based, and source their raw materials, across the globe. Utilizing the information provided by our first-tier suppliers in their CMRT submissions, we identified a number of SORs that may provide 3TG to our direct suppliers. However, as discussed above, because some of our suppliers reported 3TG usage at a company-wide level, we cannot be certain that such SORs supplied 3TG for parts and components supplied to us rather than a different customer of that supplier. In addition, not all our suppliers provided the SOR identity and country of origin information for 3TG and because we believe some suppliers included overlapping information, the total list of SORs provided by our suppliers greatly exceed the number of known SORs. Further, we understand that SORs generally commingle minerals from different mine sources, which may further impair our suppliers’ ability to track the source of 3TG. Since a direct link between our products and particular SORs cannot be established, we were unable to determine the particular SORs that may have provided 3TG to our direct suppliers and whether or not such SORs are actually in our supply chain. Accordingly, a delineated list of particular SORs has not been provided.